Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-172560 and 333-172560-01

January 7, 2013

Kilroy Realty, L.P.

$300,000,000

3.800% Senior Notes due 2023

Guaranteed by

Kilroy Realty Corporation

This free writing prospectus relates only to the securities described below and should be read together with Kilroy Realty, L.P.’s and Kilroy Realty Corporation’s preliminary prospectus supplement dated January 7, 2013 (the “preliminary prospectus supplement”) and the accompanying prospectus dated March 1, 2011 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Kilroy Realty, L.P.
Guarantor:	Kilroy Realty Corporation
Security:	3.800% Senior Notes due 2023
Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount
Maturity Date:	January 15, 2023
Interest Rate:	3.800% per year, accruing from January 14, 2013
Interest Payment Dates:	January 15 and July 15, commencing July 15, 2013
Price to Public:	99.967% of the principal amount, plus accrued interest, if any
Yield to Maturity:	3.804%
Benchmark Treasury:	1.625% due November 15, 2022
Spread to Benchmark Treasury:	+190 basis points
Benchmark Treasury Yield:	1.904%
Redemption:	Prior to October 15, 2022, make-whole redemption at the Treasury Rate (as defined) plus 30 basis points plus accrued and unpaid interest. On and after October 15, 2022, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest.
Trade Date:	January 7, 2013
Settlement Date:	January 14, 2013 (T+5)[1]
Expected Ratings:	Baa3 by Moody’s Investors Service (stable outlook) and BBB- by Standard & Poor’s Ratings Services (stable outlook)[2]
CUSIP:	49427R AJ1
ISIN:	US49427RAJ14
Joint Bookrunners:	J.P. Morgan Securities LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Managers: Co-Managers:	RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC SMBC Nikko Capital Markets Limited

[1]	See “Underwriting (conflicts of interest) – Delayed settlement” in the preliminary prospectus supplement for information regarding T+5 settlement.
[2]

Note: The securities ratings above are not recommendations to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or by email to barclaysprospectus@broadridge.com or by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by email to dg.prospectus_requests@baml.com or by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email to cmclientsupport@wellsfargo.com.